

August 3, 2020

Mark Manheimer
President and Chief Executive Officer
NetSTREIT Corp.
5910 N. Central Expressway
Suite 1600
Dallas, TX 75206

> **Re: NetSTREIT Corp.**
> **Form S-11**
> **Filed July 17, 2020**
> **File No. 333-239911**

Dear Mr. Manheimer:

　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-11 filed July 17, 2020

Adjustments to the Unaudited Pro Forma Consolidated Statements of Operations, page 76

1.　　Please revise footnote (F) to explain the assumptions involved to arrive at your adjustment amounts for depreciation and amortization expense, including the specific asset categories and corresponding useful lives. Refer to Article 11-02(b)(6) of Regulation S-X.

<u>Our Real Estate Portfolio, page 112</u>

2.   We note your response to comment 5. Your disclosure on page v indicates that you do not take into account concessions and abatements in determining ABR. We therefore reissue our comment. Please revise the chart on page 115 to provide the average effective annual rental per square foot and clarify how your rental disclosures take into account tenant concessions and abatements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel at 202-551-3395 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Christina T. Roupas, Esq.